Exhibit 99.1

ATA Announces Resignation of President Walter Wang

Mr. Wang to Remain on Board of Directors and to Continue Work with Company as Consultant

Beijing, China, December 7, 2012 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced that the Company’s president and co-founder Walter Wang has tendered his resignation, effective January 1, 2013, for personal reasons. His duties will be redirected amongst current members of ATA’s management team.

Mr. Wang will remain a member of ATA’s Board of Directors and continue to contribute to the Company as a consultant assisting primarily with the HR Select and TOEIC businesses.

Mr. Kevin Ma, Chairman and CEO, stated, “On behalf of the entire team at ATA, I sincerely thank Walter for his many years of hard work and dedication to our shared vision for the Company. We wish him all the best in his future endeavors and are very pleased that he will continue contributing his knowledge and experience to ATA as we further develop our new lines of business.”

Mr. Wang commented, “It has been a pleasure and honor to work with an executive team that is as earnest and committed to the goal of advancing quality and equity in education and employment as I am. I look forward to continue offering my expertise and support to ATA’s growth initiatives in the years to come.”

About ATA Inc.

ATA is a leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting.  As of September 30, 2012, ATA’s test center network comprised 2,572 authorized test centers located throughout China. The Company believes it has the largest test center network of any commercial computer-based testing service provider in China.

ATA has delivered more than 42.6 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at http://www.ata.net.cn.

Contact Information:

At the Company	Investor Relations
ATA, Inc.	The Equity Group Inc.
Benson Tsang, CFO	Carolyne Yu, Account Executive
+86 10 6518 1122 x5107 (China)	212-836-9610 (U.S.)
bensontsang@ata.net.cn	+86 10 6587 6435 (China)
cyu@equityny.com
http://www.theequitygroup.com

Adam Prior, Vice President
212-836-9606 (U.S.)
aprior@equityny.com